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SEC FILE NUMBER
001-33412

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Superior Offshore International, Inc.

Full Name of Registrant

Former Name if Applicable
717 Texas Avenue, Suite 3150

Address of Principal Executive Office (Street and Number)
Houston, Texas 77002

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
Superior Offshore International, Inc. (the “Company,”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the “Form 10-Q”) within the prescribed time period due to unforeseen delays in determining the treatment of prior year taxes that should have been withheld under a charter agreement with a foreign vessel owner. The charter agreement stipulates that the vessel owner is responsible for payment of taxes. The Company is required by law to withhold taxes with respect to payments made to the vessel owner, which should have been done as payments were made in 2004 and 2005. The amount that should have been withheld, including interest, is approximately $980,000, which the Company will attempt to collect from the owner of the vessel. Because collection of this amount cannot be assured, the Company has recorded this amount in cost of revenues in the second quarter of 2007. The Company’s independent registered public accounting firm is reviewing this matter and has not been able to complete its analysis, but expects to do so in the near future. The Company expects that the second quarter results of operations that will be reflected in the Form 10-Q when filed will not differ materially from the second quarter results of operations publicly announced by the Company on August 14, 2007. The Company represents that the Form 10-Q will be filed no later than the fifth calendar day following its prescribed due date.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Roger D. Burks, Executive Vice President and Chief Financial Officer	(713)	910-1875
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company’s preliminary results of operations for the three months ended June 30, 2007 are summarized below. Preliminary condensed consolidated financial statements as of and for the three months ended June 30, 2007 are attached hereto as Annex A.
     The Company’s revenues for the three months ended June 30, 2007 were $41.9 million compared with $60.6 million for the three months ended June 30, 2006, a decrease of $18.7 million. Revenues for the three months ended June 30, 2007 were impacted by the continued dry-docking and significant upgrades to the Company’s dynamically positioned vessel, the Superior Endeavour, and significantly lower utilization of the Company’s four-point vessels due to decreased demand in the Gulf of Mexico. The Company expects to place the Superior Endeavour back in service by the end of August 2007. In addition, the Company ceased providing diving personnel and technical expertise to the Toisa Proteus in mid-May 2007, the scheduled expiration of the contract for those services. The Company’s revenues in the second quarter of 2007 were favorably affected by continued provision of diving personnel and technical expertise on vessels and platforms owned and operated by third parties. The drydocking of the Superior Endeavour and the decrease of short-term charters in the second quarter of 2007 caused a shift in the composition of revenue days, which in combination with lower activity levels resulted in lower operating margins than achieved in the second quarter of 2006.
     Costs of revenues for the three months ended June 30, 2007 were $35.3 million compared with $33.1 million for the three months ended June 30, 2006, an increase of $2.2 million. This increase was due to an increase in labor costs and related employee benefits in connection with the addition of employees of the Company’s Subtech subsidiary, and a write-off relating to withholding expense with respect to a foreign-owned vessel, in the second quarter of 2007 as compared to the second quarter of 2006, partially offset by a decrease in vessel charter costs.
     The Company’s operating expenses for the three months ended June 30, 2007 were $19.5 million compared with $8.7 million for the three months ended June 30, 2006, an increase of $10.8 million. This increase was attributable to several factors: salaries, labor costs and related employee benefits increased $2.7 million; stock-based compensation increased $2.2 million due to the initiation of the Company’s 2007 stock incentive plan; professional fees increased $1.9 million mainly due to reporting and other obligations under the Securities Exchange Act of 1934, as well as compliance with the Sarbanes-Oxley Act; and bad debt expense increased $1.6 million due to a write-off associated with one customer of $1.8 million. In addition, the Company incurred $0.8 million in connection with the relocation of its headquarters to Houston.

Superior Offshore International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2007	By	/s/ Roger D. Burks

Roger D. Burks
Executive Vice President and Chief Financial Officer

2

ANNEX A
SUPERIOR OFFSHORE INTERNATIONAL, INC.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended
	June 30,
	2007	2006
Revenues
Diving services, net	$40,753,055	$56,263,620
Fabrication	1,153,768	4,281,296
Other	—	78,666

	41,906,823	60,623,582

Costs of revenues (excluding depreciation and amortization)	35,252,808	33,120,247
Selling, general and administrative	18,319,552	8,022,269
Depreciation and amortization	1,222,176	724,037

Income (loss) from operations	(12,887,713)	18,757,029
Interest income, net	(352,886)	(3,492)
Loss on extinguishment of debt	3,850,654	—

Income (loss) before income taxes	(16,385,481)	18,760,521
Provision (benefit) for income taxes	(5,598,043)	6,632,070

Net income (loss)	$(10,787,438)	$12,128,451

Earnings (loss) per share:
Basic	$(0.50)	$0.82
Diluted	$(0.50)	$0.82

Weighted average shares outstanding:
Basic	21,598,572	14,836,667
Diluted	21,598,572	14,836,667

A-1

SUPERIOR OFFSHORE INTERNATIONAL, INC.
Condensed Consolidated Statements of Operations
(Unaudited)

	Six Months Ended
	June 30,
	2007	2006
Revenues
Diving services, net	$93,220,234	$102,059,671
Fabrication	3,020,897	7,782,245
Other	—	153,336

	96,241,131	109,995,252

Costs of revenues (excluding depreciation and amortization)	68,347,307	57,005,413
Selling, general and administrative	29,379,234	14,108,480
Depreciation and amortization	2,392,286	1,455,420

Income (loss) from operations	(3,877,696)	37,425,939
Interest expense (income), net	(578,298)	331,661
Loss on extinguishment of debt	3,850,654	—

Income (loss) before income taxes	(7,150,052)	37,094,278
Provision (benefit) for income taxes	(2,547,942)	13,048,885

Net income (loss)	$(4,602,110)	$24,045,393

Earnings (loss) per share:
Basic	$(0.25)	$1.62
Diluted	$(0.25)	$1.62

Weighted average shares outstanding:
Basic	18,236,299	14,836,667
Diluted	18,236,299	14,836,667

A-2

SUPERIOR OFFSHORE INTERNATIONAL, INC.
Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2007	2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,547,755	$2,556,068
Accounts receivable, net of allowance for doubtful accounts of $945,286 and $1,084,453, respectively	33,417,085	38,452,431
Unbilled receivables	6,174,018	17,258,245
Inventory	900,376	693,432
Prepaid Expenses	5,323,028	2,194,495
Deferred tax assets	5,798,212	486,629
Other current assets	1,548,411	702,999

Total current assets	54,708,885	62,344,299

Property and equipment, at cost:	160,163,205	75,631,856
Less accumulated depreciation	(8,551,320)	(6,279,126)

Net property and equipment	151,611,885	69,352,730

Other assets:
Restricted cash	15,612,108	4,813,662
Other assets	11,338,795	6,301,527

Total assets	$233,271,673	$142,812,218

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$22,433,194	$31,250,286
Accrued expenses	7,832,400	9,743,789
Line of credit	—	4,218,470
Notes payable, current portion	3,701,630	3,608,132
Other current liabilities	1,211,250	14,676,510

Total current liabilities	35,178,474	63,497,187
Notes payable, net of current portion	25,431,676	9,759,385
Line of credit	13,146,719	—
Deferred income taxes	7,857,159	5,007,363

Total liabilities	81,614,028	78,263,935

Commitments and contingencies
Stockholders’ equity:
Common Stock, par value $0.01 per share, 200,000,000 shares authorized, 25,765,001 and 14,836,667 shares issued and outstanding at June 2007 and December 2006, respectively	257,650	148,367
Preferred Stock, par value $0.01 per share, 50,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid in capital	120,236,334	—
Accumulated other comprehensive income	690,811	894,956
Retained earnings	30,472,850	63,504,960

Total stockholders’ equity	151,657,645	64,548,283

Total liabilities and stockholders’ equity	$233,271,673	$142,812,218

A-3